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Exhibit 99.1
[LETTERHEAD OF GLENHILL CAPITAL]

                    March 14, 2007

Mr. Franco Plastina
President and Chief Executive Officer
Tekelec
5200 Paramount Parkway
Morrisville, North Carolina 27560

Dear Frank:

First and foremost we would like to congratulate you and your team on the excellent job you have done over the past year rationalizing the company’s operations, restating financials, and now resolving all major outstanding litigation. With the Bouygues lawsuit behind us, we believe now is the time to call a special board meeting and get authorization to begin an aggressive share repurchase program.

At an enterprise value of $550 million, $425 million of cash, and having core operations (pre overhead) that produced $145 million and $112 million of EBIT in 2006 and 2005, respectively, valuation is exceptionally attractive. It appears clear that the marketplace fails to understand and appropriately value the magnitude of operating performance improvement in 2008 versus 2007 as a result of the pending resolution to the switching business. Additionally, we believe that the company has the ability to grow revenue double digits in 2008 (and beyond) and achieve operating margins near 20% longer term. In fact, if one were to make two reasonable assumptions: 1) that switching losses disappear entirely in 2008, and 2) that 2008 segment ebit will be equal to or greater than 2006, the company would generate $1.10 per share in free cash flow and roughly $0.95 per share in pre stock comp earnings. We estimate using $200 million to repurchase shares would increase both earnings per share and free cash flow per share by approximately $0.20, making the decision highly accretive and would create shareholder value.

As the single largest shareholder in the company we are optimistic that management will request, and the board will approve, a substantial share buyback.

                    Yours truly,

                    By: /s/ Glenn J. Krevlin

                    Glenn J. Krevlin